Filed by Gryphon Digital Mining, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gryphon Digital Mining, Inc.

Commission File No.: 001-39096

Date: May 12, 2025

BUILDING AMERICA’S BITCOIN INFRASTRUCTURE BACKBONE PUBLIC LISTING TRANSACTION OVERVIEW MAY 2025

DISCLAIMER This presentation is a summary and is for informational purposes only . The information contained in this document is current as of May 12 , 2025 and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available or circumstances existing or occurring after such date, except as required by law . TRADEMARKS This presentation includes certain trademarks which are protected under applicable intellectual property laws and are the property of American Bitcoin Corp . (“American Bitcoin” or the “Company”) . Solely for convenience, the trademarks referred to in this presentation may appear without the ® or symbol, but such references are not intended to indicate, in any way, that the Company will not assert our rights to these trademarks to the fullest extent under applicable law . All other trademarks used in this presentation are the property of their respective owners . CURRENCY All figures in U . S . dollars unless otherwise noted . FORWARD - LOOKING INFORMATION Certain statements contained in this presentation may constitute forward - looking information and forward - looking statements (collectively, “forward - looking statements”) within the meaning of United States and other applicable securities laws . All statements, other than statements of historical fact, in this presentation that address activities, events or developments that the Company or any of its affiliates expect or anticipate will or may occur in the future, including but not limited to statements relating to : the proposed transaction between the Company and Gryphon Digital Mining, Inc . (“Gryphon”), including statements relating to the structure, rationale, timing, and completion of the proposed transaction ; the Company’s objectives and its ability to achieve such objectives ; the Company’s competitive advantages in the marketplace ; the Company’s ability to become a trusted platform in the Bitcoin ecosystem ; the Company’s strategic plans and its ability to successfully execute on such plans ; the Company’s partnership with Hut 8 and the Company’s ability to leverage Hut 8 ’s infrastructure, operations, power and expertise, among other things ; the Company’s ability to grow its Bitcoin reserve and demand for companies offering such reserves in the capital markets ; the Company’s ability to leverage public markets and secure financing upon favorable terms or at all ; and the value of the Company’s and its personnel’s brand and network, are forward - looking statements . When used in this presentation, the words “may”, “will”, “would”, “should”, “could”, “expects”, “trends”, “indications”, “estimates”, “anticipated”, “predictive”, “likely”, “looking to”, “potential”, or the negative or other variations of these words, or other similar or comparable words or phrases suggesting future events or outcomes, are typically intended to identify forward - looking statements . Forward - looking statements contained in this presentation reflect the Company’s current expectations and are subject to uncertainty and changes in circumstances that may cause actual results or events to differ materially from those expressed or implied by such forward - looking statements . Forward - looking statements are based on estimates and assumptions made by management based on management’s knowledge, experience, and perception of historical trends, current conditions and expected future developments, as well as other factors that management believes are appropriate in the circumstances . Although the Company’s management believes that the assumptions made and the expectations represented by such statements are reasonable, including information and assumptions about the market, there can be no assurance that the forward - looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward - looking statements . Many factors could cause the Company’s actual results, performance or achievements, or future events or developments to differ materially from those expressed or implied by the forward - looking statements, including, without limitation, the following factors : the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement ; the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Gryphon’s stockholders, if at all ; risks related to Gryphon’s continued listing on Nasdaq until the closing of the proposed Transaction ; the outcome of any legal proceedings that may be instituted against American Bitcoin, Gryphon, or the combined company ; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all ; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized, if at all ; the possibility that the integration of the two companies may be more difficult, time - consuming, or costly than expected ; the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events ; the diversion of management’s attention from ongoing business operations and opportunities ; changes in Gryphon’s stock price before closing ; failure of critical systems ; general economic, political, business, technological, competitive, governmental, legislative and regulatory factors ; foreign currency fluctuations ; the Company’s ability to scale its operations and attract new customers and partners ; the Company’s ability to adapt to technological change ; the Company’s ability to successfully manage and execute its growth strategy ; the Company’s ability to protect its intellectual property ; and other factors that may affect future results of American Bitcoin, Gryphon, or the combined company . All of the forward - looking statements included in this presentation are qualified by these cautionary statements . These factors are not intended to represent a complete list of the factors that could impact the Company, and other factors and risks could impact actual results, performance and achievements ; however, these factors should be considered carefully, and readers should not place undue reliance on the forward - looking statements . None of the Company or any of its directors, officers, affiliates, employees or advisors accepts any responsibility to inform the recipients of this presentation of any matter arising or coming to any of their notice which may affect any matter referred to in this presentation (including but not limited to any error or omission which may become apparent after this presentation has been issued) or to update or revise any forward - looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law . ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT This press release relates to a proposed transaction between American Bitcoin and Gryphon . In connection with the proposed transaction, Gryphon intends to file with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S - 4 (the “Registration Statement) to register the Class A common stock to be issued by Gryphon in connection with the proposed transaction . The Registration Statement will include a proxy statement of Gryphon and a prospectus of Gryphon (the “Proxy Statement/Prospectus”), and each of American Bitcoin and Gryphon may file with the SEC other relevant documents concerning the proposed transaction . After the Registration Statement is declared effective, the definitive Proxy Statement/Prospectus will be sent to the stockholders of Gryphon to seek their approval of the proposed transaction . This press release is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that American Bitcoin or Gryphon has filed or will file with the SEC . BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF GRYPHON ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN BITCOIN, GRYPHON, THE PROPOSED TRANSACTION, AND RELATED MATTERS . A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other relevant documents filed by American Bitcoin and Gryphon with the SEC, may be obtained free of charge, when they become available, at the SEC’s website at www . sec . gov . You will also be able to obtain these documents free of charge, when they are available, by directing a request to Gryphon’s Investor Relations department by emailing james@haydenir . com . The information on American Bitcoin or Gryphon’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC . PARTICIPANTS IN THE SOLICITATION American Bitcoin, Gryphon and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction . Information about the directors and executive officers of Gryphon, their ownership of Gryphon common stock, and Gryphon’s transactions with related persons is set forth in its Annual Report on Form 10 - K for the year ended December 31 , 2024 , as filed with the SEC on March 31 , 2025 , the definitive proxy statement for Gryphon’s 2024 annual meeting of stockholders, as filed with the SEC on August 7 , 2024 , the definitive proxy statement for Gryphon’s 2025 special meeting of stockholders, as filed with the SEC on April 21 , 2025 , and other documents that may be filed from time to time with the SEC . Additional information about the directors and executive officers of American Bitcoin and Gryphon and other persons who may be deemed to be participants in the solicitation of stockholders of Gryphon in connection with the proposed transaction and a description of their direct and indirect interests will be included in the Proxy Statement/Prospectus related to the proposed transaction or other relevant materials, which will be filed with the SEC . These documents may be obtained free of charge, when they become available, at the SEC’s website at www . sec . gov and from Gryphon using the sources indicated above . NO OFFER OR SOLICITATON This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United Stated Securities Act of 1933 , as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act .

TRANSACTION OVERVIEW 3

TRANSACTION OVERVIEW Summary of Key Terms ࣭ Gryphon Digital Mining , Inc . (“ Gryphon ”) to acquire American Bitcoin Corp . (“American Bitcoin ”) via a reverse triangular merger ࣭ Post - closing , combined company expected to operate under the American Bitcoin brand and trade on Nasdaq under the ticker symbol “ABTC” TRANSACTION STRUCTURE ࣭ 100% stock - for - stock transaction FORM OF CONSIDERATION ࣭ Existing stockholders of American Bitcoin expected to own approximately 98 % of the combined company PRO FORMA OWNERSHIP ࣭ Positions American Bitcoin Corp . to become a publicly traded vehicle for low - cost Bitcoin accumulation at scale ࣭ American Bitcoin to retain strategic and operational control of the combined entity STRATEGIC RATIONALE ࣭ Combined company expected to be led by the American Bitcoin board of directors , including Mike Ho , Asher Genoot , Justin Mateen, and Michael Broukhim, and management team , including Mike Ho , Matt Prusak , and Eric Trump GOVERNANCE AND MANAGEMENT ࣭ Satisfaction of customary closing conditions, including stockholder and regulatory approvals ࣭ Continued Nasdaq listing of Gryphon KEY CONDITIONS TO CLOSE ࣭ Targeted closing as early as Q3 2025 ANTICIPATED CLOSING TIMELINE 4

CORPORATE OVERVIEW 5

CRYPTO IS THE FUTURE. AMERICA MUST LEAD THE WAY. AMERICAN BITCOIN WILL SET THE STANDARD. ERIC TRUMP Co - founder of American Bitcoin

EXECUTIVE SUMMARY Our Objective: Build America’s Bitcoin Infrastructure Backbone ABTC AIMS TO LEVERAGE OPERATIONAL EXCELLENCE AND STRATEGIC PARTNERSHIPS TO BUILD AMERICA'S PREMIER BITCOIN INVESTMENT PLATFORM MINE EFFICIENTLY. BUILD RESERVE. LEAD ECOSYSTEM. MODEL VISION (DESIRED FUTURE) MISSION (CORE OBJECTIVES) Capital - Light Mining Strategy Achieve Mining Leadership Mine Bitcoin Efficiently Strategic Infra Partnership Provide Enhanced BTC Exposure Build Bitcoin Reserve Lean Operational Approach Fuel Brand and Reach Lead Bitcoin Ecosystem Build for Value 7

MARKET CONTEXT Why Now? Why Us? Seizing the American Bitcoin Opportunity WHY US? THE ABTC ADVANTAGE WHY NOW? THE MARKET GAP Hut 8 Operational Engine Strategic Reach (Brand & Audience) Leadership Vacuum Fragmented Ecosystem ABTC IS POSITIONING ITSELF TO ASSUME SECTOR LEADERSHIP 8

STRATEGY: OVERVIEW Our Plan: A Layered Strategy for Value Creation SUCCESS AND ASSETS GENERATED IN EACH PHASE ARE EXPECTED TO DIRECTLY FUND AND ENABLE THE NEXT, DRIVING TOWARD CATEGORY LEADERSHIP AND VALUE CREATION LAYER 1. BUILD ENGINE LAYER 2. SCALE RESERVE LAYER 3. LEAD ECOSYSTEM Amplify Value via Brand, Audience, and Treasury Leverage Expanded Capital Availability to Scale Reserve Build Efficient Scale & Produce BTC Below Market Cost OPERATIONAL FOUNDATION 9 BITCOIN ACCUMULATION ECOSYSTEM AMPLIFICATION

STRATEGY: LAYER 1 Top - Tier Miner: Forging an Industry - leading Foundation SCALABLE MINING FOUNDATION ENERGY AND INFRASTRUCTURE LEVERAGE COST - EFFICIENT BITCOIN PRODUCTION OPERATIONAL FOUNDATION 10

STRATEGY: LAYER 1 Hut 8 Partnership: Critical Operational Advantage BUILT - IN SCALABILITY AND ALIGNMENT OPERATIONAL EXCELLENCE AND DE - RISKING ASSET - LIGHT SPEED AND CAPITAL EFFICIENCY Vast Energy Pipeline Deeply Aligned Interests Turnkey Expertise Cost Efficiency Accelerated Deployment Capital Focused on Hashrate THE HUT 8 ADVANTAGE PROVIDES A STRONG FOUNDATION UPON WHICH ABTC CAN EXECUTE 11

STRATEGY: LAYER 2 Growing Our Bitcoin Reserve: The Strategic Value Engine ACCUMULATE LONG - TERM HOLDINGS ACCESS STRATEGIC CAPITAL FOR GROWTH LEVERAGE PUBLIC MARKET ACCESS FOUNDATION IS KEY 12

STRATEGY: LAYER 3 Amplifying Value: America’s Bitcoin Infrastructure Backbone SCALE AND EFFICIENCY 13 TRUSTED AMERICAN BRAND BROAD AUDIENCE REACH STRATEGIC BTC RESERVE KEY INPUTS… EXPANDED SERVICE CAPABILTIES WIDESPREAD BITCOIN EXPOSURE ECOSYSTEM LEADERSHIP SIGNIFICANT VALUE CREATION …UNLOCK ACCESS TO EXPANDED SCALE

STRATEGY: HIGHLIGHTS Building Enduring Value and Unlocking the Bull Case LAYER 3: BITCOIN CENTER OF GRAVITY LAYER 2: GROW STRATEGIC RESERVE LAYER 1: CORE MINING WEDGE Employ Bitcoin - Native Treasury Build Integrated Bitcoin Platform Monetize Infrastructure Surface Area Serve as Ecosystem Focal Point Build Bitcoin Reserve Leverage Public Market Listing Access Strategic Capital Focus on Long - Term Accumulation Harness Energy Pipeline Advantage Prove Speed - to - Hashrate Playbook Expand Mining Capacity Target Hashrate Market Leadership CATEGORY REDEFINITION: FROM HASHRATE OPERATOR TO END - TO - END BITCOIN ECOSYSTEM STACK 14

TEAM Expert Operators: Purpose - built to Execute Layered Strategy LEADERSHIP TEAM INDEPENDENT DIRECTORS ERIC TRUMP MIKE HO ASHER GENOOT MATT PRUSAK JUSTIN MATEEN Strategic Amplifier Financial Architect Partnership Integrator Proven Operator MICHAEL BROUKHIM 15

INVESTOR RELATIONS IR@AMERICANBTC.COM